25002909

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
MAR 10 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15522

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: O'Toole Insurance & Securities

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14-30 College Point Boulevard
(No. and Street)

College Point	NewYork	11350
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Henry O'Toole	718-358-2281	otoole.1@verizon.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

12/14/04	2107
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Henry J. O'Toole, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of O'Toole Insruance & Securities, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Henry J O'Toole

Title: OWNER

Notary Public 2/27/2025

ADAM H. SKOROS
Notary Public, State of New York
No. 01SK6285946
Qualified in Queens County
Commission Expires July 15, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of
O'Toole Insurance & Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of O'Toole Insurance & Securities (a sole proprietorship) as of December 31, 2024, and the related statements of operations, changes in sole proprietor's capital, and cash flows for the year then ended and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of O'Toole Insurance & Securities as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of O'Toole Insurance & Securities' management. Our responsibility is to express an opinion on O'Toole Insurance & Securities financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to O'Toole Insurance & Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Supplemental Information

The Computation of Net Capital on page 11 has been subjected to audit procedures performed in conjunction with the audit of O'Toole Insurance & Securities' financial statements. The supplemental information is the responsibility of O'Toole Insurance & Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weinberg, Yoles, Kurtz & Goldfeld, LLP

We have served as the O'Toole Insurance & Securities' auditor since 2009.

Woodbury, New York
February 10, 2025

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash and cash equivalents	$	110,411
Securities owned		710,039
Total assets	$	820,450

LIABILITIES AND SOLE PROPRIETOR'S CAPITAL

Accounts payable and accrued expenses	$	3,500
Total liabilities	$	3,500
Commitments & contingencies - None		
Sole Proprietor's Capital	$	816,950
Total liabilities and sole proprietor's capital	$	820,450

The accompanying notes are an integral part of the financial statements.

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2024

REVENUES & GAINS		
Commissions and distribution fees	$	27,088
Interest income		2,502
Unrealized gain on securities held for investment		154,568
Total revenues & gains	$	184,158
EXPENSES		
Regulatory fees & expenses	$	3,088
Professional fees & other		2,000
Total expenses	$	5,088
Net profit	$	179,070

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF CHANGES IN SOLE PROPRIETOR'S CAPITAL

For the Year Ended December 31, 2024

Balance at January 1, 2024	$	647,880
Net profit		179,070
Distributions to owner		(10,000)
Balance at December 31, 2024	$	816,950

The accompanying notes are an integral part of the financial statements.

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ 179,070
Adjustments to reconcile net income to net cash provided by operating activities:	
None	
Cash flow from changes in assets and liabilities:	
None	-
Total adjustments	-
Net cash provided by operating activities	$ 179,070
CASH FLOWS FROM INVESTING ACTIVITIES	
Unrealized gain on securities held for investment	$ (154,568)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribtions to owner	$ (10,000)
Net change in cash and cash equivalents	$ 14,502
Cash and cash equivalents at beginning of year	95,909
Cash and cash equivalents at end of year	$ 110,411
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ -

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

O'Toole Insurance & Securities ("the Company"), a sole proprietorship, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company receives commissions based on customer transactions and distribution fees from the sale of investment products – primarily mutual funds. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company receives distribution fees up front and over time. The Company believes that its performance obligation related to distribution fees is the sale of securities to investors, and this obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 1, 2024, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Federal and state income taxes of a sole proprietor are computed at the sole proprietor level and, accordingly, no provision for income taxes has been made.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with the resulting unrealized gains or losses reflected in net profit for the year. At December 31, 2024, investment securities owned, valued at $710,039 (cost basis is $226,604) consisted mainly of uninsured mutual funds.

NOTE 2 - FAIR VALUE MEASUREMENTS

Auditing standards codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities to be valued using Level 1 inputs.

NOTE 3 – CREDIT & OFF-BALANCE-SHEET RISK

The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $710,444 which was $610,444 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0049 to 1.

NOTE 5 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 6 – CUSTOMER PROTECTION RULE

The Company is a Non-Covered Firm that does not carry accounts of or for customers, and does not receive, hold or owe, directly or indirectly, funds or securities for or to the customer. The Company has complied with the requirements of SEC Footnote 74 for the entire reporting period and did not claim a Rule 15c3-3 exemption.

NOTE 7 – RECENT ACCOUNTING PRONOUNCEMENTS

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 was effective for the Company's fiscal year ending December 31, 2019. As of December 31, 2024, the Company has no leases meeting the criteria of this new standard.

Segment Reporting

The Company operates in a single segment as a broker and dealer in securities. This segment primarily involves the buying and selling of mutual funds and insurance on behalf of customers and for the Company's own account. The financial results of the broker-dealer operations are regularly reviewed by the chief operating decision maker ("CODM") to assess performance and allocate resources. The CODM evaluates the Company's performance based on revenue generated from commissions, principal transactions, and other brokerage-related services. The Company does not separately allocate operating expenses for its broker-dealer operations, as these are primarily shared across the overall business.

The Company does not have any other reportable operating segments based on its internal management structure, revenue sources, or financial performance measures. As such, all of the Company's activities and operations are concentrated within this single reportable segment.

Supplementary Information

O'TOOLE INSURANCE & SECURITIES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2024

NET CAPITAL		
Total sole proprietor's capital	$	816,950
Deduct sole proprietor's capital not allowable for net capital		-
Total member's equity qualified for net capital	$	816,950
Additions: none		
Deductions:		
Non-allowable assets	$	-
Total deductions	$	-
Net capital before haircuts on securities positions	$	816,950
Haircuts on securities		(106,506)
Net capital	$	710,444
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	3,500
Total aggregate indebtedness	$	3,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	233
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	100,000
Net capital requirement (greater of (A) or (B))	$	100,000
Excess net capital	$	610,444
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	590,444
Ratio: Aggregate indebtedness to net capital (percentage)		.0049 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2024)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	710,444
No differences		-
Net capital per above	$	710,444

O'Toole Insurance & Securities

Exemption Report

O'Toole Insurance & Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

A) Mutual fund retailer (application basis);
B) Broker retailing corporate securities (OTC);
C) U.S. government securities broker;
D) Municipal securities broker;
E) Broker or dealer selling variable life insurance or annuities
F) Retailing of negotiable certificates of deposit on an agency basis; and
G) Listed business executed on an exchange.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

O'Toole Insurance & Securities

I, Henry O'Toole, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Henry J. O'Toole
Owner

February 10, 2025

WMKG

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Proprietor of
O'Toole Securities & Insurance

We have reviewed management's statements, including in the accompanying O'Toole Securities & Insurance Exemption Report, in which O'Toole Securities & Insurance (the "Company") (1) stated that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and that is filing an exemption report in reliance on Footnote 74 of the Securities and Exchange Commission Release No 34-70073 adopting amendments to 17 C.F.R. § 240 17a-5, because the Company limits its business activities exclusively those listed in their Exemption Report. The Company stated that (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) and (2) the Company stated that the Company met the identified Footnote 74 provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions set forth in 17 C.F.R. § 240 170a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the provisions set forth in 17 C.F.R. §240 17s-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express an opinion,

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects based upon the Company's business activities contemplated by Footnote 74 of the SEC Released No. 34-70073 adopting amendments to 17 C.F.R. § 240 17a-5 and the related SEC Staff Frequently Asked Questions.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 10, 2025

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
www.weisbergmole.com